                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                 Form 11-K



   [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                    EXCHANGE ACT OF 1934 [FEE REQUIRED]

              FOR THE FISCAL YEAR ENDED December 31, 1994 OR

   [   ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

              FOR THE TRANSITION PERIOD FROM         TO


                      Commission file number: 1-9250


   A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                             ConsecoSave Plan


   B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:


                               Conseco, Inc.
                      11825 North Pennsylvania Street
                          Carmel, Indiana  46032

                             CONSECOSAVE PLAN

                                   INDEX


 a)  Financial Statements

     Report of Independent Accountants                        3

     Statement of Net Assets Available for Plan
        Benefits - December 31, 1994 and 1993                 4

     Statement of Changes in Net Assets Available for
        Plan Benefits for the years ended December
        31, 1994 and 1993                                     5

     Notes to Financial Statements                            6

     Supplemental schedules                                  11

 b)  Exhibit

     23        Consent of Independent Accountants

                REPORT OF INDEPENDENT ACCOUNTANTS





To the Plan Trustees
  ConsecoSave Plan
  Carmel, Indiana


We have audited the accompanying statement of net assets available for plan benefits of the ConsecoSave Plan (the "Plan") as of December 31, 1994 and 1993, and the related statement of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1994 and 1993, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules for the year ended December 31, 1994, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




Indianapolis, Indiana                    Coopers & Lybrand L.L.P.
June 19, 1995

                         CONSECOSAVE PLAN

       STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                    December 31, 1994 and 1993
                                                                               1994             1993
                                                                               ____             ____
Assets:
  Investments in ConsecoSave Trust portfolios at fair value:
     Corporate Bond Portfolio (cost: 1994 - $2,265,400;
       1993 - $3,025,335)                                                   $2,139,302        $3,041,766
     Interest Income Portfolio (cost: 1994 - $1,672,111;
       1993 -  $1,416,055)                                                   1,672,111         1,416,055
     Equity Portfolio (cost: 1994 - $808,858; 1993 - $440,349)                 816,504           450,900
     Money Market Portfolio (cost: 1994 - $243,849; 1993 -  $218,834)          243,849           218,834
     Government Securities Portfolio (cost: 1994 -  $158,721;
       1993 - $100,937)                                                        158,129           100,634
     Conseco Stock Fund (cost: 1994 - $2,374,261;
       1993 -  $1,832,586)                                                   3,366,905         3,829,173
     CCP Stock Fund (cost: 1994 - $166,232; 1993 - $109,075)                   155,137           134,465
     BLH Stock Fund (cost: 1994 - $46,491)                                      46,103              -
                                                                            __________        __________

           Total investments                                                 8,598,040         9,191,827

  Employer contribution receivable                                             356,506           310,760
                                                                            __________        __________
      Net assets available for plan benefits                                $8,954,546        $9,502,587
                                                                            ==========        ==========






















               The accompanying notes are an integral
                 part of these financial statements.

                         CONSECOSAVE PLAN

  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS for the years ended December 31, 1994 and 1993


                                                       1994                    1993
                                                       ____                    ____
Additions:
 Employee contributions                             $1,981,286               $2,260,288
 Employer contributions                                444,291                  310,760
 Interest and dividends                                383,090                  329,104
 Net appreciation in fair value of investments             -                  1,019,124
                                                    __________               __________
      Total additions                                2,808,667                3,919,276
                                                    __________               __________
Deductions:
 Benefits paid                                         932,458                  848,336
 Custodial fees                                          2,043                    3,962
 Net depreciation in fair value of investments       1,336,618                   -
 Transfer of assets to WesternSave Plan              1,085,589                   -
                                                    __________               __________
      Total deductions                               3,356,708                  852,298
                                                    __________               __________
Net increase (decrease) in assets available
   for plan benefits                                  (548,041)               3,066,978
Net assets available for plan benefits,
   beginning of year                                 9,502,587                6,435,609
                                                    __________               __________
Net assets available for plan benefits,
   end of year                                      $8,954,546               $9,502,587
                                                    ==========               ==========



















       The accompanying notes are an integral
         part of these financial statements.


                       CONSECOSAVE PLAN

                  NOTES TO FINANCIAL STATEMENTS


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the ConsecoSave Plan (the "Plan") have been prepared in accordance with generally accepted accounting principles.

Investments

The Plan provides the following eight investment options for voluntary employee contributions: Corporate Bond Portfolio, Interest Income Portfolio, Equity Portfolio, Money Market Portfolio, Government Securities Portfolio, Conseco Stock Fund, CCP Stock Fund and BLH Stock Fund. Employer contributions are invested
solely in the Conseco Stock Fund.   The Plan's investments are
maintained either in a group annuity contract of a separate account of Bankers National Life Insurance Company ("BNL"), an indirect subsidiary of the Plan sponsor, Conseco, Inc. ("Conseco"), or are held by the Trustees of the Plan (in the case of affiliated stock portfolios).

Investments in each portfolio are valued on the last business day of the New York Stock Exchange each month, with the exception of regional business holidays. The cost of investments sold is determined on the specific identification basis. Investment transactions are accounted for on the settlement date.

The Corporate Bond Portfolio invests in investment-grade and high-yield corporate bonds. Securities for which representative market quotes are readily available are valued at the mid-day mean between the bid and ask prices as quoted by one or more dealers who make a market in such securities. For securities not actively traded, the estimated fair values are determined using values obtained from independent pricing services.

The Interest Income Portfolio currently invests in seven guaranteed interest contracts. At the date of issuance, each guaranteed interest contract was issued by an affiliated life insurance company. Two of these contracts are with Western National Life Insurance Company ("Western National"). During 1994, Conseco sold its equity interest in Western National. Therefore, Western National is no longer an affiliated company. These contracts are carried at their accumulated contract values, which are cost adjusted for interest credited (at a blended rate of 6.58 percent and 6.81 percent at December 31, 1994 and 1993, respectively). Such carrying value approximates fair value at December 31, 1994 and 1993. The contracts, interest rates and expiration dates are as follows:

                                                                   Interest             Expiration
          Company                                                    rate                  date
          _______                                                    ____                   ____
          Bankers National Life Insurance Company                   6.90%          December 31, 1996
          Beneficial Standard Life Insurance Company                7.05%          December 31, 1997
          Beneficial Standard Life Insurance Company                5.00%          December 31, 1998
          Great American Reserve Insurance Company                  6.90%          December 31, 1996
             (including contracts with Jefferson National Life
              Insurance Company which was merged into Great
              American Reserve Insurance Company)
          Western National Life Insurance Company                   6.50%          June 30, 1996
          Western National Life Insurance Company                   7.05%          December 31, 1997

                      CONSECOSAVE PLAN

               NOTES TO FINANCIAL STATEMENTS

The Equity Portfolio invests in selected equity securities and other securities having the investment characteristics of common stocks. The portfolio is widely diversified by both industry and number of issuers. Investment opportunities are sought among securities of larger, established companies, although securities of smaller, less well known companies may also be selected. Equity securities traded on a national securities exchange are valued at their closing market prices. Fixed income securities for which representative market quotes are readily available are valued at the mid-day mean between the bid and ask prices as quoted by one or more dealers who make a market in such securities. For fixed income securities not actively traded, the estimated fair values are determined using values obtained from independent pricing services.

The Money Market Portfolio invests in money market instruments maturing within one year, with an average maturity of 120 days or less. Such investments are carried at amortized cost which approximates fair value.

The Government Securities Portfolio invests in securities issued by the U.S. Government or an agency or instrumentality of the U.S. Government, including mortgage-backed securities. The U.S. Government securities which may be purchased include direct obligations issued by the U. S. Treasury, such as Treasury Bills, certificates of indebtedness, notes and bonds. Securities for which representative market quotes are readily available are valued at the mid-day mean between the bid and ask prices as quoted by one or more dealers who make a market in such securities. For securities not actively traded, the estimated fair values are determined using values obtained from independent pricing services. Short-term investments are carried at amortized cost which approximates fair value.

The Conseco Stock Fund invests in the common stock of Conseco only. The return is based on changes in the market value of Conseco common stock and dividends received, which are reinvested in Conseco common stock. The Conseco common stock is valued at its closing market price.

The CCP Stock Fund invests in the common stock of CCP Insurance, Inc. ("CCP") only. The return is based on changes in the market value of CCP common stock and dividends received, which are reinvested in CCP common stock. The CCP common stock is valued at its closing market price.

The BLH Stock Fund invests in the common stock of Bankers Life Holding Corporation ("BLH") only. The return is based on changes in the market value of BLH common stock and dividends received, which are reinvested in BLH common stock. The BLH common stock is valued at its closing market price.

The net appreciation (depreciation) in the fair value of investments consists of net realized gains (losses) and the net change in unrealized appreciation (depreciation) on those investments.

Administrative Expenses

Operating expenses and maintenance fees incurred during the years ended December 31, 1994 and 1993, except for investment custodial fees, were paid by BNL on behalf of the Plan. Future payment of such expenses by BNL is at Conseco's discretion.

Income Taxes

Under Sections 401(a) and 501(a), respectively, of the Internal
Revenue Code, the Plan is qualified and the ConsecoSave Trust, a collective trust established under the Plan, is tax-exempt.

                        CONSECOSAVE PLAN

                    NOTES TO FINANCIAL STATEMENTS

2.  PLAN DESCRIPTION

The Plan is a defined contribution plan pursuant to Section 401(k) of the Internal Revenue Code. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Established April 1, 1989, and amended and restated on January 1, 1993, the Plan includes all employees of Conseco and its subsidiaries (other than employees of BLH and The Statesman Group, Inc.) who have completed six consecutive months of service. Participation is voluntary and may begin on the first day of any calendar quarter.

Employee contributions to the Plan are made through periodic payroll deductions in increments of 1.0 percent of the participant's annual earnings, not to exceed the lesser of 15.0 percent of the participant's annual earnings or the maximum amount specified by federal tax law ($9,240 and $8,994 in 1994 and 1993,
respectively, for pre-tax contributions).   Payroll deductions may
be made on a pre-tax and after-tax basis. Participants must contribute at least 4.0 percent pre-tax in order to make concurrent
after-tax contributions.   Participants designate the portfolios to
which their contributions are made.

Conseco matches 50.0 percent of each participant's contribution up to a maximum of 4.0 percent of the participant's annual earnings. Additional amounts may be contributed by Conseco at the option of Conseco's Board of Directors. All Conseco contributions are made to the Conseco Stock Fund. Such contributions are made no later than the due date for filing Conseco's federal income tax return, including extensions. During 1994, Conseco made a discretionary contribution to the Plan totalling $81,668 which was allocated to each participant's accounts based on the participant's investment options at the date of the contribution.

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Participants are fully vested in Conseco's contributions after five years of service. The non-vested interests of withdrawn participants (forfeitures) are used to reduce Conseco's future contributions.

All benefits under the Plan are paid in cash in a lump sum, whole shares of Conseco, CCP, or BLH common stock, or any combination
thereof.   A participant may make withdrawals after age 59 1/2 and,
under certain circumstances, early hardship withdrawals and after-tax withdrawals. Portfolio transfers are allowed quarterly in 5 percent increments.

Effective January 1, 1993, loan provisions were added to the plan whereby participants may obtain temporary tax-free loans from the vested portion of their accounts, excluding employer contributions in Conseco stock, without any tax penalty. Repayment of both principal and interest is made to the participant's account via payroll deduction or may be repaid in a lump sum. Loans may be obtained for up to 50.0 percent of the vested balance to a maximum of $50,000. Only one loan may be outstanding at a time.

The Plan is administered by the Plan Administrator, who is appointed by Conseco's Board of Directors and who establishes the rules and procedures necessary for the Plan's operations. Although it has not expressed any intent to do so, Conseco has the right to terminate the Plan. In the event the Plan is terminated, each participant's account shall be nonforfeitable with respect to both the participant's and employer's contributions and the net assets shall be set aside for payment to the participants.

The foregoing description of the Plan provides only limited information. Participants should refer to the Summary Plan
Description for a more complete description of the Plan's provisions.


3.  TRANSFER OF PLAN ASSETS

On April 1, 1994, the WesternSave Plan was established in connection with the sale of Conseco's majority ownership interest in Western National. The balances of the Equity Portfolio, the Money Market Portfolio, the Interest Income Portfolio, the Corporate Bond Portfolio and the Government Securities Portfolio attributable to Western National employees, totalling $1,085,589, were transferred to the WesternSave Plan.

                           CONSECOSAVE PLAN

                     NOTES TO FINANCIAL STATEMENTS

4. CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS FOR THE YEAR ENDED DECEMBER 31, 1994, BY PORTFOLIO


            Corporate    Interest                Money   Government  Conseco    CCP        BLH
              Bond        Income     Equity      Market  Securities   Stock    Stock      Stock
            Portfolio   Portfolio  Portfolio   Portfolio  Portfolio    Fund     Fund       Fund      Total
            __________  _________  _________   _________  _________    ____     ____       ____      _____
Additions:

  Employee
   contri-
   butions  $  499,994 $   482,821   $330,467    $ 78,035 $ 81,052 $ 377,859  $ 104,761   $26,297  $1,981,286

 Employer
   contri-
   butions      22,261      19,240      6,710       3,750    2,312   386,393      3,625       -       444,291

 Interest
   and divi-
   dends       204,313     107,050     10,866       9,124    8,058    41,474      1,189     1,016     383,090
            __________ ___________   ________    ________ ________ __________ _________   _______  __________
     Total
      add
      itions   726,568     609,111    348,043      90,909   91,422   805,726    109,575    27,313   2,808,667
            __________ ___________   ________    ________ ________ __________ _________   _______  __________
Deductions:

 Benefits
    paid       235,597     272,115     86,679      51,750   23,127   241,530     16,731     4,929     932,458

 Custodial
   fees          1,392           1        285          95       44       117         95        14       2,043

 Net de-
  preciation
  (appreciation)
  in fair
  value of
  invest-
  ments        272,784       -         (4,790)        -     10,004   988,950     69,279       391   1,336,618

 Transfer
  of assets
  to Western-
  Save Plan    119,418     279,007     98,686     114,073   23,058   451,347       -          -     1,085,589
            __________ ___________   ________    ________ ________ _________  _________   _______  __________

     Total
      deduc-
      tions    629,191     551,123    180,860     165,918   56,233 1,681,944     86,105     5,334   3,356,708
            __________ ___________   ________    ________ ________ _________  _________   _______  __________
Net
 employee
 transfers
 to (from)
 portfolios   (999,841)    198,068    198,421     100,024   22,306   459,696     (2,798)   24,124        -
            __________ ___________   ________    ________ ________ _________  _________   _______  __________
Net
 increase
 (decrease)
 in net
 assets
 available
 for plan
 benefits     (902,464)    256,056    365,604      25,015   57,495  (416,522)    20,672    46,103    (548,041)





Net
 assets
 available
 for plan
 benefits,
 beginning
 of year     3,041,766   1,416,055    450,900     218,834  100,634  4,139,933   134,465       -      9,502,587
            __________ ___________   ________    ________ ________ __________ _________   _______  ___________

Net
 assets
 available
 for plan
 benefits,
 end of
 year       $2,139,302  $1,672,111   $816,504    $243,849 $158,129 $3,723,411  $155,137    $46,103  $8,954,546
            ========== ===========   ========    ======== ======== ==========  ========    =======  ==========




                                 CONSECOSAVE PLAN

                          NOTES TO FINANCIAL STATEMENTS



5. SUBSEQUENT EVENTS

    In 1995, the Plan was amended.  Changes to the Plan include:
(i) eligibility to participate in the Plan begins in the quarter following an employee's date of employment; (ii) participants must contribute 5 percent pre-tax in order to make after-tax contributions; and (iii) with respect to Conseco's contributions to the Plan, participants employed after January 1, 1995, are subject to a graduated vesting schedule of 20 percent for each year of service after the second year of service. The foregoing description of changes to the Plan provides only limited information. Participants should refer to the Plan and to the Summary Plan Description for a more complete description of the Plan's provisions.

   On May 21, 1995, Conseco and CCP announced that a definitive merger agreement had been reached under which Conseco will acquire the outstanding shares of CCP that Conseco does not already own.
In the transaction, CCP would be merged into Conseco, with Conseco being the surviving corporation. Under the terms of the agreement, the non-Conseco stockholders of CCP would receive $23.25 in cash
for each CCP share held.   Current participants in the CCP Stock
Fund may not increase their percentage allocation to the CCP Stock Fund and have the option to transfer their current balances to other portfolios. If the merger is consummated, the consideration received by each participant invested in the CCP Stock Fund will be transferred to the other investment options as directed by the participant.

                           CONSECOSAVE PLAN

         ITEM 27 (A) - SCHEDULE OF ASSETS HELD FOR INVESTMENTS
                           December 31, 1994



             (c)                                    (d)           (e)
   Description of Investment                        Cost      Current Value
   _________________________                        ____      _____________
Assets Held in Common/Collective Trust
       ConsecoSave Trust                          $7,735,923    $8,598,040

                                 CONSECOSAVE PLAN

                ITEM 27 (D) - SCHEDULE OF REPORTABLE TRANSACTIONS
                       For the Year Ended December 31, 1994

                                                                                       Current
                                                                Expenses               Value of
 Identity     Description      Number                           Incurred     Cost      Asset on
 of Party         of             of        Purchase   Selling     with        of     Transaction    Gain
 Involved     Transactions   Transactions   Price      Price   Transaction   Asset       Date      (Loss)
 ________     ____________   ____________   _____      _____   ___________   _____       ____       _____
ConsecoSave   ConsecoSave
  Trust         Corporate Bond
              Portfolio        51       $609,891   $    -      $    -    $609,891    $609,891   $   -

ConsecoSave   ConsecoSave
  Trust        Interest
               Income
               Portfolio         51        922,871         -           -    922,871     922,871       -

ConsecoSave   ConsecoSave
  Trust         Equity
                Portfolio        51        583,577         -           -    583,577     583,577       -

ConsecoSave   ConsecoSave
  Trust        Conseco
               Stock Fund        51        867,442         -           -    867,442     867,442       -

ConsecoSave   ConsecoSave
  Trust        Corporate Bond
               Portfolio         28           -       1,206,895        -        -     1,206,895       -

ConsecoSave   ConsecoSave
  Trust        Interest
               Income
               Portfolio         28           -         501,749         -       -       501,749       -


                       CONSECOSAVE PLAN

                           SIGNATURE

  Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees of the Plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                     CONSECOSAVE PLAN


Dated:  June 26, 1995                By: /s/ROLLIN M. DICK
                                         ____________________

                                           Rollin M. Dick, Trustee